SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________
SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )
________________________
BALLY’S CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
05875B106
(CUSIP Number of Class of Securities)

________________________
Robert Lavan
Executive Vice President and Chief Financial Officer
Bally’s Corporation
100 Westminster Street
Providence, Rhode Island 02903
(401) 475-8474
________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)
Copy to:
Robert A. Profusek
Rory T. Hood
Jones Day
250 Vesey Street
New York, New York 10281
(212) 326-3939
________________________

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
third party tender offer subject to Rule 14d-1.
issuer tender offer subject to Rule 13e-4.
going-private transaction subject to Rule 13e-3.
amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
Rule 13e-4(i) (Cross-Board Issuer Tender Offer)
Rule 14d-1(d) (Cross-Board Third-Party Tender Offer)

On May 5, 2022, Bally’s Corporation (“Bally’s”) published a press release announcing that its board of directors determined that Bally’s should pursue initiating a cash tender offer to purchase its common stock. The press release is included as Exhibit 99.1 to this Schedule TO. The commencement of the tender offer is subject to, among other things, obtaining committed financing and final approval by Bally’s board of directors. As such, there can be no assurance that Bally’s will commence a tender offer or, if so, as to the timing or terms thereof.

Additional Information and Where to Find It

This communication is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell common stock of Bally’s.  The tender offer will be made only pursuant to an offer to purchase, letter of transmittal and related materials that Bally’s intends to distribute to its shareholders and file with the Securities and Exchange Commission (the “SEC”).  Shareholders and investors should carefully read the offer to purchase, letter of transmittal and related materials because they will contain important information, including the various terms of, and conditions to, the tender offer.  Shareholders and investors will be able to obtain a free copy of the tender offer statement on Schedule TO, the offer to purchase, letter of transmittal and other documents that Bally’s intends to file with the SEC at the SEC’s website at www.sec.gov or by calling the Information Agent (to be identified at the time the offer is made) for the tender offer.  Shareholders are urged to carefully read these materials prior to making any decision with respect to the tender offer.

Item 12. Exhibits

Exhibit Number	Description
99.1	Press release dated May 5, 2022